EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Jurisdiction of Organization
EPAM Systems Ltd.	United Kingdom
EPAM Systems (Cyprus) Limited	Cyprus
EPAM Systems ApS	Denmark
EPAM Systems Kft	Hungary
EPAM Systems GmbH	Germany
EPAM Systems Belarus	Belarus
EPAM Systems OOO	Ukraine
EPAM Systems OOO	Russia
EPAM Solutions OOO	Russia
EPAM Systems Nordic AB	Sweden
EPAM Systems (Switzerland) GmbH	Switzerland
TOO “PLUS MICRO”	Kazakhstan